SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

1-8351

FORM 11-K

ANNUAL REPORT

[X] PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

(Full title of the plan)

Chemed Corporation

(Name of issuer of the securities held pursuant to the plan)

2600 Chemed Center, 255 E. 5th Street, Cincinnati, Ohio 45202

(Address of principal executive office)

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS PAGE NUMBER

(a) Financial Statements

Other schedules required by 29 CFR Section 25203103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Chemed/Roto-Rooter Savings & Retirement Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

By: David J. Lohbeck, Chairman
Administrative Committee

Date: June 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrator of the
Chemed/Roto-Rooter Savings and Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Chemed/Roto-Rooter Savings and Retirement Plan (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits as of and for the year ended December 31, 2004, was audited by other auditors. Those auditors expressed an unqualified opinion on that financial statement in their report dated June 17, 2005.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year), Reportable Transactions, and Delinquent Participant Contributions as of December 31, 2005 and for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cincinnati, OH
June 15, 2006

4000 Smith Road
Suite 500
Cincinnati, OH 45209-1967
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
720 East Pete Rose Way
Suite 400
Cincinnati OH 45202-3504
Telephone (513) 723 4700
Facsimile (513) 723 4777

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Chemed/Roto-Rooter Savings & Retirement Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan") at December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Cincinnati, OH
June 17, 2005

Statements of Net Assets Available for Benefits

	December 31, 2005	December 31, 2004
Assets:		
Investments, at fair value:		
Chemed Corporation common stock	$ 27,860,688	$ 21,284,415
Merrill Lynch Fundamental Growth Fund	10,739,909	12,815,130
Merrill Lynch Institutional Fund	8,576,154	9,441,954
Merrill Lynch Equity Index Trust	6,608,724	8,304,344
JP Morgan Core Bond Fund	6,314,681	6,598,827
Alger Mid Cap Growth Fund	5,357,153	6,483,037
ING International Value Fund	5,122,428	5,416,036
MFS Total Return Fund	3,644,782	3,911,912
Merrill Lynch Equity Dividend Fund	3,492,395	2,506,295
Wells Fargo Advantage Short Duration Government Bond Fund	3,239,240	3,156,490
Goldman Sachs Mid Cap Value Fund	2,263,279	-
Dreyfus Premium Small Cap Value Fund	1,118,228	-
Oakmark Equity & Income Fund	1,089,595	997,818
Seligman Communications and Information Fund	903,491	847,238
UBS U.S. Small Cap Growth Fund	802,072	-
Oppenheimer International Small Company Fund	580,898	393,577
Merrill Lynch Pacific Fund	256,494	293,004
JP Morgan Dynamic Small Cap Fund	2,989	856,579
Oakmark Select Fund	-	1,697,005
Blackrock Aurora Fund	-	1,257,823
Van Kampen Emerging Growth Fund	-	1,116
Loan Fund	3,377,184	3,433,288
Total investments	91,350,384	89,695,888
Receivables:		
Employer contributions	1,704,004	1,259,430
Participant contributions	437,003	457,289
Accrued interest and dividends	16,241	17,264
Total receivables	2,157,248	1,733,983
Cash	25,166	318,499
Total assets	93,532,798	91,748,370
Liabilities:		
Accrued expenses	4,220	7,685
Net assets available for benefits	$ 93,528,578	$ 91,740,685

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2005
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 11,493,194
Interest and other income	2,693,075
	14,186,269
Contributions:	
Employer	3,461,600
Participant	6,345,202
	9,806,802
Total additions	23,993,071
Deductions from net assets attributed to:	
Benefits paid to participants	7,445,907
Administrative expenses	46,046
Transfer of assets to Service America Enterprise, Inc. (Note 4)	14,713,225
Total deductions	22,205,178
Increase in net assets	1,787,893
Net assets available for benefits:	
Beginning of year	91,740,685
End of year	$ 93,528,578

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

1. General Description of the Plan

Overview and Eligibility
Chemed Corporation, as the Plan Administrator, adopted the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan"). The Plan is a defined contribution plan available to all full-time employees of participating units of Chemed Corporation (the "Company"), except those covered by collective bargaining agreements, who have completed at least 500 hours of service in any six months of continuous service. The following summary provides an overview of major Plan provisions and is provided for general informational purposes. Participants should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions
Employee contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings. In any Plan year, an employee may contribute up to a maximum of 94% of his or her included compensation, as defined, or the maximum allowed by the Internal Revenue Code, as amended ("IRC"), whichever is less ("Basic Contribution"). For the Plan year 2005, the IRC limit on before-tax contributions was $14,000. Employee contributions are made through payroll deductions. The Company, on a participating unit basis, may elect to make contributions to the Plan on the first 6% of employees' basic contribution ("Matching Contribution").

To comply with certain provisions of the Tax Reform Act of 1986, as amended (the "Act"), the Plan limits covered compensation for purposes of determining Basic and Matching Contributions to $210,000 for the Plan year ended December 31, 2005. All contributions are subject to limitations imposed by the IRC and ERISA.

Vesting and Forfeitures
Participants are immediately vested in their Basic Contributions and any earnings or losses thereon. Vesting in the employer's Matching Contributions occurs in 20% increments after two years of service and participants are fully vested after six years of service. Additionally, all participants of the Plan are fully vested in employer contributions upon normal retirement, death or total permanent disability incurred while employed. Non-vested employer contributions which are forfeited by withdrawals from the Plan are used to reduce future Matching Contributions to the Plan. During 2005, $307,072 of forfeitures was used to reduce the Matching Contribution. Participants who incur forfeitures under the Plan are permitted to restore the amount of such forfeiture by paying the Plan, subject to certain limitations, the entire withdrawn amount which gave rise to the forfeiture. Forfeitures are not permitted to be restored to the participants' accounts after the occurrence of five consecutive one year breaks-in-service.

Investment Options
Investment of employee contributions is made in accordance with employee elections and stipulated Plan provisions. Beginning January 1, 1999, the Plan appointed Merrill Lynch as Trustee and currently offers the following investment options for contributions: Merrill Lynch Institutional Fund, Wells Fargo Advantage Short Duration Government Bond Fund, JP Morgan Core Bond Fund, MFS Total Return Fund, Oakmark Equity & Income Fund, Merrill Lynch Fundamental Growth Fund, Merrill Lynch Equity Index Trust, Alger Mid Cap Growth Fund, ING International Value Fund, Merrill Lynch Equity Dividend Fund, Goldman Sachs Mid Cap Value Fund, Dreyfus Premium Small Cap Value Fund, Seligman Communications and Information Fund, UBS U.S. Small Cap Growth Fund, Oppenheimer International Small Company Fund and Merrill Lynch Pacific Fund. The Chemed Corporation Stock Fund is also an investment option for employee contributions. Purchases of Chemed Corporation stock are made by the Plan's trustee on the open market. Employer contributions are invested at the discretion of the Plan administrator. These same investment options are available for the employer contributions. The Plan allows participants to transfer funds among the various investment options.

Participant Loans
Participants may borrow from their vested account balance a minimum of $500 up to a maximum of 50% of the vested account balance. Loan terms range from 1 to 5 years or up to 10 years if the proceeds of the loan are used for the purchase of the participant's primary residence. Loans are secured by the balance in the Participant's account and bear interest at the prime rate plus 1%. Participants may not have more than two loans outstanding at any one time. Principal and interest payments are payable ratably through direct payroll deductions. Loans are in default when any scheduled payment remains unpaid beyond the last day of the calendar quarter following the calendar quarter in which the participant missed a scheduled payment. Also, a loan is in default if the participant or a representative makes a false statement to the Plan.

Payment of Benefits
Upon termination of service with the Company, participants are entitled to a lump sum distribution of the vested portion of their account balance. Upon retirement or if a participant becomes totally and permanently disabled or dies, the participant or their beneficiary is entitled to their entire account balance. Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Withdrawals
The Plan allows withdrawals of after-tax and rollover contributions while an active employee. The Plan also allows for a "financial hardship" withdrawal for participants under age 59½ years of before-tax contributions in cases of demonstrated "financial hardship", as defined by the Plan documents.

Plan Termination
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA and the IRC. In the event that the Plan is terminated, the participants shall be fully vested in the current market value of amounts credited to their accounts at the date of termination.

2. Summary of Significant Accounting Policies

Investment valuation
Investments of the Plan are valued at fair market value for shares of mutual funds and common stock. Participant loans are stated at amortized cost. Market values are determined principally from quoted market values for all investments. Cost is determined using the weighted average cost of securities owned.

Investment income
Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Payment of benefits
Benefits are recorded when paid.

Expenses of the Plan
Unless paid by the Company, all expenses incurred in the administration of the Plan are paid by the Plan.

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment appreciation (depreciation)
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized and unrealized appreciation (depreciation) for the specified period. Net unrealized appreciation (depreciation) is determined based on the difference between the average cost of the investments and the market value as of each valuation date of such investment. Average cost is determined based on the weighted-average cost of all investments purchased less any dispositions. Purchases and sales of securities are recorded on the trade date.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Concentrations, risks and uncertainties
The Plan has a significant concentration of investment in Chemed Corporation stock. A change in the value of this stock could cause the value of the Plan's net assets to change significantly due to this concentration.

The Plan provides for various investment options in a number of funds which invest in stocks, bonds, fixed income securities, mutual funds and other investment securities. Certain investments are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect Participant account balances and amounts reported in the financial statements and accompanying notes.

3. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated December 13, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of the letter, the Plan Administrator believes the amendments do not alter the tax status of the Plan and the Plan is currently being operated in compliance with section 401(a) of the IRC and the related Trust is exempt from federal income tax under section 501(a) of the IRC.

4. Transfer of Assets

On May 5, 2005, Chemed Corporation sold its Service America Network, Inc. subsidiary. A total of $14,713,225 held on behalf of the Service America Network, Inc. employees in the Plan was transferred to the Service America Enterprise, Inc. Savings and Retirement Plan on August 1, 2005.

5. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31, 2005	December 31, 2004
Chemed Corporation common stock 560,803 and 317,157 shares, respectively	$27,860,688 *	$21,284,415 *
Merrill Lynch Fundamental Growth Fund, 560,831 and 724,838 shares, respectively	10,739,909	12,815,130
Merrill Lynch Institutional Fund, 8,576,154 and 9,441,954 shares, respectively	8,576,154	9,441,954
Merrill Lynch Equity Index Trust, 71,023 and 93,412 shares, respectively	6,608,724 **	8,304,344 **
JP Morgan Core Bond Fund, 594,043 and 603,735 shares, respectively	6,314,681	6,598,827
Alger Mid Cap Growth Fund, 320,404 and 384,294 shares, respectively	5,357,153	6,483,037
ING International Value Fund 286,489 and 306,858 shares, respectively	5,122,428	5,416,036

* Participant and Nonparticipant-directed
** Denotes Common/collective trust

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $11,493,194 as follows:

Mutual funds	$ 1,251,830
Common/collective trust	313,905
Common stock	9,927,459
	$ 11,493,194

6. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	
	2005	2004
Chemed Stock Fund *	$ 27,860,688	$ 21,284,415

	Year Ended December 31, 2005
Changes in Chemed Stock Fund *:	
Contributions	$ 1,035,721
Interest and dividends	158,736
Net appreciation	9,927,459
Transfer of assets	(1,010,974)
Benefit payments and expenses	(1,516,384)
Transfers to participant-directed investments	(2,018,285)
	$ 6,576,273

* Includes both participant and nonparticipant-directed investments; nonparticipant-directed investments become participant directed upon attainment of age 50.

7. Party-In-Interest Transactions

Certain Plan investments held during the years ended December 31, 2005 and 2004 include shares of the Company's common stock and shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan in 2005 for investment management services.

8. Stock Split

On March 14, 2005, Chemed Corporation announced a two-for-one stock split in the form of a 100% stock dividend effective May 11, 2005.

Chemed/Roto-Rooter
Savings & Retirement Plan

Form 5500, Schedule H, Line 4i-
Schedule of Assets (Held At End of Year) *
December 31, 2005

Schedule I

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost	(e) Current value
**	Chemed Corporation	Common Stock	$ 10,673,276	$ 27,860,688
**	Merrill Lynch	Fundamental Growth Fund		10,739,909
**	Merrill Lynch	Institutional Fund		8,576,154
**	Merrill Lynch	Equity Index Trust		6,608,724
	JP Morgan	Core Bond Fund		6,314,681
	Alger	Mid Cap Growth Fund		5,357,153
	ING	International Value Fund		5,122,428
	MFS	Total Return Fund		3,644,782
**	Merrill Lynch	Equity Dividend Fund		3,492,395
	Wells Fargo Advantage	Short Duration Government Bond Fund		3,239,240
	Goldman Sachs	Mid Cap Value Fund		2,263,279
	Dreyfus	Premium Small Cap Value Fund		1,118,228
	Oakmark	Equity & Income Fund		1,089,595
	Seligman	Communications and Information Fund		903,491
	UBS	U.S. Small Cap Growth Fund		802,072
	Oppenheimer	International Small Company Fund		580,898
**	Merrill Lynch	Pacific Fund		256,494
	JP Morgan	Dynamic Small Cap Fund		2,989
	Loan Fund	Loans to Participants, at rates ranging from 5.0% to 10.5%, and maturity dates from 1/06 to 5/14		3,377,184
	Total assets held for investment purposes			$ 91,350,384

* This schedule includes those assets required to be reported under ERISA Section 2520.103-11 and IRS Form 5500, Schedule H, Line 4i.

** Denotes party in interest.

Chemed Corporation
Savings & Retirement Plan

Form 5500, Schedule H, Line 4j-
Schedule of Reportable Transactions *
For the Year Ended December 31, 2005

Schedule II

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Merrill Lynch	Chemed Corporation Common Stock							
	- 641 purchases	$ 3,084,113	N/A	N/A	$ -	$ 3,084,113	$ 3,084,113	$ -
	- 831 sales	N/A	$ 6,435,299	N/A	-	3,658,875	6,435,299	2,776,424

* This schedule reports those assets purchased and/or sold during the current period that are in excess of 5% of the fair market value of assets as required by ERISA Section 2520.103-6 and IRS Form 5500, Schedule H, Line 4j.

Chemed/Roto-Rooter

Savings & Retirement Plan

Form 5500, Schedule H, Line 4a-
Schedule of Delinquent Participant Contributions
December 31, 2005

Schedule III

Participant Contribution Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transaction: Contributions Not Corrected	Total that Constitute Nonexempt Prohibited Transaction: Contributions Corrected Outside VFCP	Contribution Pending Corrected in VFCP	Total Fully Corrected under VFCP and PTE 2002-5
$ 233	$ -	$ 233	$ -	$ -

EXHIBIT I

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued a report dated June 15, 2006, accompanying the financial statements and schedules included in the Annual Report of the Chemed/Roto-Rooter Savings and Retirement Plan on Form 11-K for the year ended December 31, 2005.

We hereby consent to the incorporation by reference of said report in the Registration Statement of Chemed Corporation on Form S-8 (file No. 333-87073 effective July 17, 1995).

Grant Thornton LLP

Cincinnati, OH
June 26, 2006

EXHIBIT II

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-87073) of Chemed Corporation of our report dated June 17, 2005 relating to the financial statements of the Chemed/Roto-Rooter Savings & Retirement Plan as of December 31, 2004 and for the year then ended, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Cincinnati, OH
June 26, 2006